Filed Pursuant to Rule 424(b)(3)

Registration No. 333-74176

Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

October 14, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P. Supplement to Registration Statement on Form S-1 File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated October 14, 2005 to the Partnership’s prospectus dated April 29, 2005.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

October 14, 2005

Dear Investor,

The net asset value of a unit as of September 30, 2005 was $1,003.38, down 1.29% from $1,016.51 per unit as of August 31, 2005. Since January 1, 2005 the fund is up 2.18%.

The effects of two hurricanes in a month set the ground work for plenty of unwelcome turbulence in most market sectors. The fund’s interest rate trading experienced the most volatility, gyrating within a narrow band. Carry-over positions had fortunes reversed following an 11th consecutive Fed rate hike, confounding many that were expecting a pause to assess economic stability. Ten-year yields ran up 35 basis points and two-year yields ratcheted up 54 bps. The 2 yr-10yr yield curve widened from 11 basis points to 30 basis points in less than a week, reflecting inflations fears and expectations of more Fed tightening. Currency trading was also treacherous and unprofitable. Prices swayed as sentiment shifted between U.S. monetary policy and unease over high energy prices. In contrast to financials, the fund benefited from energy and metals markets. Natural gas has surged 42% since the first storm on concerns low inventories and supply disruptions will generate large winter heating bills. Gold futures are up almost 7% since Katrina hit, nearing an 18-year high and copper continued its ascent fueled by demand from the rebuilding process in the Gulf Coast region.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

/S/    WALTER THOMAS PRICE, III

Walter Thomas Price, III

Price Asset Management, Inc.

General Partner of the

Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A                Chicago, IL 60604                312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending September 30, 2005

Summary Statement

STATEMENT OF INCOME (LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	($12,223.34)
Change in Unrealized Gain/(Loss)	1,108.78
Gain/(Loss) on Other Investments	(1,547.06)
Brokerage Commission	(5,262.93)

Total Trading Income	($17,924.55)

Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	8,776.67
Management Fees	3,728.06
Incentive Fees	(1,142.34)
Offering Expenses	0.00

Total Expenses	$13,029.06
Interest Income	$4,580.33

Net Income (Loss) for the Period	($26,373.28)

STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Total Fund

Beginning of Month	$2,040,706.36
Addition	23,760.00
Withdrawal	(1,199.50)
Net Income/(Loss)	(26,373.28)

Month End	$2,036,893.58
Month End NAV Per Unit	$1,003.38
Monthly Rate of Return	-1.29%
Year to Date Rate of Return	2.18%

YOUR INVESTMENT

Units	Value
2,007.5516	$2,040,706.36
23.6800	$23,760.00
(1.1955)	($1,199.50)
(26,373.28)

2,030.0361	$2,036,893.58

To the best of our knowledge, this statement is accurate and complete:

By	/S/ WALTER THOMAS PRICE, III
Walter Thomas Price, III Price Asset Management, Inc. General Partner of Price Fund I, LP